新世界發展有限公司
New World Development Company Limited

RECEIVED

2004 SEP 15 P 1:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 2, 2004

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

04036907

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated August 30, 2004 in connection with the changes in directorships of the Company in duplicate for your files.

PROCESSED
SEP 17 2004
THOMSON FINANCIAL

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

9/16

新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code : 17)

CHANGES IN DIRECTORSHIPS

The Board of Directors (the "Board") of New World Development Company Limited (the "Company") announces the changes in directorships of the Company with effect from 30 August 2004 as follows:

(1) Due to age reasons, The Honourable LEE Quo-Wei and Dr. HO Tim resigned as independent non-executive directors and following the resignation of Dr. HO Tim, Mr. HO Hau-Hay, Hamilton ceased to be alternate director to Dr. HO Tim;

(2) Due to personal reasons, Mr. CHAN Kam-Ling resigned as non-executive director;

(3) Mr. LIANG Cheung-Biu, Thomas and Mr. HO Hau-Hay, Hamilton were appointed as non-executive directors;

(4) Mr. LEE Luen-Wai, John, *JP* was appointed as independent non-executive director and a member of the audit committee; and

(5) Mr. LEUNG Chi-Kin, Stewart was re-designated as executive director.

The Honourable LEE Quo-Wei, Dr. HO Tim, Mr. CHAN Kam-Ling and Mr. HO Hau-Hay, Hamilton confirmed that they have no disagreement with the Board and they are not aware of any matters in respect of their respective resignation as directors and cessation as alternate director that need to be brought to the attention of the shareholders of the Company. Taking this opportunity, the Board would like to express its gratitude to them for their valuable contribution to the Company in the past.

Mr. LIANG Cheung-Biu, Thomas

Mr. LIANG Cheung-Biu, Thomas, aged 57, is the Group Chief Executive of Wideland Investors Limited. He has extensive experience in financial management, corporate finance, banking, real estate development and equity investment. Except as disclosed, Mr. LIANG did not hold any directorship in other listed public companies in the last three years.

There is no service contract between the Company and Mr. LIANG. He has no fixed term of service with the Company but will subject to the rotational retirement and re-election requirements at annual general meeting pursuant to the articles of association of the Company. There is no agreement on the amount of the remuneration payable to Mr. LIANG. His remuneration will be reviewed annually by the Board with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market situation. Mr. LIANG is the son-in-law of The Honourable LEE Quo-Wei who resigned as independent non-executive director on 30 August 2004. Save as disclosed above, Mr. LIANG is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company. As at the date hereof, Mr. LIANG is interested in 5,215 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. HO Hau-Hay, Hamilton

Mr. HO Hau-Hay, Hamilton, aged 53, was appointed as alternate director of the Company from 7 January 2004 to 30 August 2004. Mr. HO is an independent non-executive director of CITIC Pacific Limited and a director of Dah Chong Hong Holdings Limited, a non-executive director of King Fook Holdings Limited, an executive director of Honorway Investments Limited and Tak Hung (Holding) Company Limited. Except as disclosed, Mr. HO did not hold any directorship in other listed public companies in the last three years.

There is no service contract between the Company and Mr. HO. He has no fixed term of service with the Company but will subject to the rotational retirement and re-election requirements at annual general meeting pursuant to the articles of association of the Company. There is no agreement on the amount of the remuneration payable to Mr. HO. His remuneration will be reviewed annually by the Board with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market situation. Mr. HO is the son of Dr. HO Tim who resigned as independent non-executive director on 30 August 2004. Save as disclosed above, Mr. HO is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company. As at the date hereof, Mr. HO is interested in 438,905 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. LEE Luen-Wai, John, JP

Mr. LEE Luen-Wai, John, *JP*, aged 56. Mr. LEE is the managing director of Lippo Limited and a director of Lippo China Resources Limited, Hongkong Chinese Limited and Auric Pacific Group Limited. He is a qualified accountant and was a partner of one of the leading international accounting firms in Hong Kong. He has extensive experience in corporate finance and capital markets. Mr. Lee serves as a member on a number of Hong Kong Government Boards and Committees including the Broadcasting Authority, Advisory Council on Food and Environmental Hygiene, Appeal Board on Closure Orders (Immediate Health Hazard), Council of the City University of Hong Kong and Solicitors Disciplinary Tribunal Panel. Except as disclosed, Mr. LEE did not hold any directorship in other listed public companies in the last three years.

There is no service contract between the Company and Mr. LEE. He has no fixed term of service with the Company but will subject to the rotational retirement and re-election requirements at annual general meeting pursuant to the articles of association of the Company. There is no agreement on the amount of the director's fee payable to Mr. LEE. There is no agreement on the amount of the remuneration payable to Mr. LEE. His remuneration will be reviewed annually by the Board with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market situation. Mr. LEE is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company. As at the date hereof, Mr. LEE does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. LEUNG Chi-Kin, Stewart

Mr. LEUNG Chi-Kin, Stewart, aged 65, was appointed as non-executive director of the Company on 27 October 1994 and has been the Group General Manager since May 1988. He is the executive director of New World China Land Limited, director of New World Hotel Company Limited and Hip Hing Construction Company Limited. Mr. Leung was a non-executive director of Galileo Capital Holdings Limited (formerly known as L.P. Lammas International Limited) for the period from November 2000 to November 2002. Except as disclosed, Mr. LEUNG did not hold any directorship in other listed public companies in the last three years.

There is no service contract between the Company and Mr. LEUNG. He has no fixed term of service with the Company but will subject to the rotational retirement and re-election requirements at annual general meeting pursuant to the articles of association of the Company. There is no agreement on the amount of the remuneration payable to Mr. LEUNG. His remuneration will be reviewed annually by the Board with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market situation. Save as disclosed above, Mr. LEUNG is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company. As at the date hereof, Mr. LEUNG is interested in 32,553 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

The Board is not aware of any matters relating to the appointment of the above new directors and re-designation of the directorship that need to be brought to the attention of the shareholders of the Company.

The Board would like to take this opportunity to welcome Mr. LIANG Cheung-Biu, Thomas, Mr. HO Hau-Hay, Hamilton and Mr. LEE Luen-Wai, John to join the Board.

By Order of the Board
LEUNG Chi-Kin, Stewart
Company Secretary

Hong Kong, 30 August 2004

As at the date of this announcement, (a) the executive directors of the Company are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; (b) the non-executive directors of the Company are Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. LIANG Cheung-Biu, Thomas and Mr. HO Hau-Hay, Hamilton and (c) the independent non-executive directors of the Company are Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, *JP*.

新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code : 17)

CHANGES IN DIRECTORSHIPS

The Board of Directors (the "Board") of New World Development Company Limited (the "Company") announces the changes in directorships of the Company with effect from 30 August 2004 as follows:

(1) Due to age reasons, The Honourable LEE Quo-Wei and Dr. HO Tim resigned as independent non-executive directors and following the resignation of Dr. HO Tim, Mr. HO Hau-Hay, Hamilton ceased to be alternate director to Dr. HO Tim;

(2) Due to personal reasons, Mr. CHAN Kam-Ling resigned as non-executive director;

(3) Mr. LIANG Cheung-Biu, Thomas and Mr. HO Hau-Hay, Hamilton were appointed as non-executive directors;

(4) Mr. LEE Luen-Wai, John, *JP* was appointed as independent non-executive director and a member of the audit committee; and

(5) Mr. LEUNG Chi-Kin, Stewart was re-designated as executive director.

The Honourable LEE Quo-Wei, Dr. HO Tim, Mr. CHAN Kam-Ling and Mr. HO Hau-Hay, Hamilton confirmed that they have no disagreement with the Board and they are not aware of any matters in respect of their respective resignation as directors and cessation as alternate director that need to be brought to the attention of the shareholders of the Company. Taking this opportunity, the Board would like to express its gratitude to them for their valuable contribution to the Company in the past.

Mr. LIANG Cheung-Biu, Thomas

Mr. LIANG Cheung-Biu, Thomas, aged 57, is the Group Chief Executive of Wideland Investors Limited. He has extensive experience in financial management, corporate finance, banking, real estate development and equity investment. Except as disclosed, Mr. LIANG did not hold any directorship in other listed public companies in the last three years.

There is no service contract between the Company and Mr. LIANG. He has no fixed term of service with the Company but will subject to the rotational retirement and re-election requirements at annual general meeting pursuant to the articles of association of the Company. There is no agreement on the amount of the remuneration payable to Mr. LIANG. His remuneration will be reviewed annually by the Board with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market situation. Mr. LIANG is the son-in-law of The Honourable LEE Quo-Wei who resigned as independent non-executive director on 30 August 2004. Save as disclosed above, Mr. LIANG is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company. As at the date hereof, Mr. LIANG is interested in 5,215 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. HO Hau-Hay, Hamilton

Mr. HO Hau-Hay, Hamilton, aged 53, was appointed as alternate director of the Company from 7 January 2004 to 30 August 2004. Mr. HO is an independent non-executive director of CITIC Pacific Limited and a director of Dah Chong Hong Holdings Limited, a non-executive director of King Fook Holdings Limited, an executive director of Honorway Investments Limited and Tak Hung (Holding) Company Limited. Except as disclosed, Mr. HO did not hold any directorship in other listed public companies in the last three years.

There is no service contract between the Company and Mr. HO. He has no fixed term of service with the Company but will subject to the rotational retirement and re-election requirements at annual general meeting pursuant to the articles of association of the Company. There is no agreement on the amount of the remuneration payable to Mr. HO. His remuneration will be reviewed annually by the Board with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market situation. Mr. HO is the son of Dr. HO Tim who resigned as independent non-executive director on 30 August 2004. Save as disclosed above, Mr. HO is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company. As at the date hereof, Mr. HO is interested in 438,905 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. LEE Luen-Wai, John, JP

Mr. LEE Luen-Wai, John, *JP*, aged 56. Mr. LEE is the managing director of Lippo Limited and a director of Lippo China Resources Limited, Hongkong Chinese Limited and Auric Pacific Group Limited. He is a qualified accountant and was a partner of one of the leading international accounting firms in Hong Kong. He has extensive experience in corporate finance and capital markets. Mr. Lee serves as a member on a number of Hong Kong Government Boards and Committees including the Broadcasting Authority, Advisory Council on Food and Environmental Hygiene, Appeal Board on Closure Orders (Immediate Health Hazard), Council of the City University of Hong Kong and Solicitors Disciplinary Tribunal Panel. Except as disclosed, Mr. LEE did not hold any directorship in other listed public companies in the last three years.

There is no service contract between the Company and Mr. LEE. He has no fixed term of service with the Company but will subject to the rotational retirement and re-election requirements at annual general meeting pursuant to the articles of association of the Company. There is no agreement on the amount of the director's fee payable to Mr. LEE. There is no agreement on the amount of the remuneration payable to Mr. LEE. His remuneration will be reviewed annually by the Board with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market situation. Mr. LEE is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company. As at the date hereof, Mr. LEE does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. LEUNG Chi-Kin, Stewart

Mr. LEUNG Chi-Kin, Stewart, aged 65, was appointed as non-executive director of the Company on 27 October 1994 and has been the Group General Manager since May 1988. He is the executive director of New World China Land Limited, director of New World Hotel Company Limited and Hip Hing Construction Company Limited. Mr. Leung was a non-executive director of Galileo Capital Holdings Limited (formerly known as L.P. Lammas International Limited) for the period from November 2000 to November 2002. Except as disclosed, Mr. LEUNG did not hold any directorship in other listed public companies in the last three years.

There is no service contract between the Company and Mr. LEUNG. He has no fixed term of service with the Company but will subject to the rotational retirement and re-election requirements at annual general meeting pursuant to the articles of association of the Company. There is no agreement on the amount of the remuneration payable to Mr. LEUNG. His remuneration will be reviewed annually by the Board with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market situation. Save as disclosed above, Mr. LEUNG is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company. As at the date hereof, Mr. LEUNG is interested in 32,553 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

The Board is not aware of any matters relating to the appointment of the above new directors and re-designation of the directorship that need to be brought to the attention of the shareholders of the Company.

The Board would like to take this opportunity to welcome Mr. LIANG Cheung-Biu, Thomas, Mr. HO Hau-Hay, Hamilton and Mr. LEE Luen-Wai, John to join the Board.

By Order of the Board
LEUNG Chi-Kin, Stewart
Company Secretary

Hong Kong, 30 August 2004

As at the date of this announcement, (a) the executive directors of the Company are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; (b) the non-executive directors of the Company are Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. LIANG Cheung-Biu, Thomas and Mr. HO Hau-Hay, Hamilton and (c) the independent non-executive directors of the Company are Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, *JP*.